Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

E-mail:  tpuzzo@msn.com

January 22, 2104

VIA EDGAR

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Graphite Corp.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed January 22, 2014

File No. 000-54336

Dear Mr. Thompson:

We respectfully hereby submit the information in this letter, on behalf of our client, Graphite Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 19, 2013.  Amendment No. 3 to the Company’s referenced Form 10-K was filed with the Commission via EDGAR on January 22, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to the Form 10-K.

General

1. As previously requested, please provide a written statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company response:  The Company has made the requested acknowledgments on the letter from the Company to the Commission attached hereto as Exhibit A.

Our Acquisitions, page 5

2. We note your response to comment 1 that you have provided the information requested in your amended filing. We reissue comment 1. Please describe the land parcels of the Carr and Cahaba leases, identifying the land parcels, their specific location, and providing the basis for your assertion of mineral rights ownership. We also note that you have leased the Crystal property, but have not described the leased property or the basis for your mineral rights leased. We also note your assertion that 83 additional claims were located around your leased property, but only the claims C-48 through C-83 (MMC 227745 – MMC 227780) are valid in sections 23-26, 35 and 36 of T8S, R8E which is not adjacent to your lease in section 31 of T8S, R7W. Please modify your filing, adding more disclosure regarding your mineral rights, property leases, and/or mining claims.

Company response:  The Company has revised its disclosure on pages 5 and 7 in response to this comment.

3. In regards to comment 2, we note your descriptions of previous mine workings, both surface and underground on both your leased properties, but fail to find any descriptions of these workings or references to any equipment or facilities that may be on your properties. We re-issue comment 2. Please describe the extent of the mine workings, both surface and underground, and if no equipment remains, please include a statement to that effect in your modified filing. Please describe the past mining activities on your properties and state whether any exploration information is available, such as drill hole information, sampling, geologic mapping.

Company response:  The Company has revised its disclosure on page 8 in response to this comment.

4. We re-issue comment 3. Please modify your filing and expand your disclosure concerning your exploration plans.

Company response:  The Company has revised its disclosure on pages 10 and 11 in response to this comment.

5. We note your response to comment 4 that best practices field sample collection techniques and QA/QC procedures instituted internally at Inspectorate were used. We re-issue comment 4. Please describe these best practice sampling techniques and the QA/QC procedures employed at Inspectorate in your revised filing.

Company response:  The Company has revised its disclosure on page 6 in response to this comment.

6. We note your response to comment 5 that the past mining activities did not contaminate your samples. We re-issue comment 5. Please state whether the past surface disturbance will require reclamation and if there are any environmental concerns due to these past mining activities, such as acid mine drainage, excessive dust, or excessive selenium that may be found in the groundwater.

Company response:  The Company has revised its disclosure on page 11 in response to this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

EXHIBIT A

Graphite Corp.

1031 Railroad Street, Suite 102A

Elko, Nevada 89801

Tel:  (775) 753-6605

January 21, 2014

John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:

Form 10-K, as amended, for Fiscal Year Ended December 31, 2012

File No. 000-54336

Dear Mr. Reynolds:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 19, 2013, to Graphite Corp, a Nevada corporation (the “Company”), and comment number one of the letter.

In response to comment number one, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GRAPHITE CORP.

/s/ Brian Goss

Brian Goss

President

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